ESSEX RENTAL CORP.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089-1974

June 12, 2009

Via Edgar Transmission

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Dieter King

Re:	Essex Rental Corp. Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 Filed on May 21, 2009 File No.: 333-138452

Dear Mr. King:

Reference is hereby made to Essex Rental Corp.’s (“Essex”) Post-Effective Amendment No. 1 (the “Filing”) on Form S-3 to Essex’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2009.

Essex hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing, and (iii) Essex will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Filing, please contact Todd Emmerman of Katten Muchin Rosenman LLP, counsel to Essex, by telephone at (212) 940-8873 or fax at (212) 894-5873.

Sincerely yours,

ESSEX RENTAL CORP.

/s/ Martin A. Kroll
Martin A. Kroll
Chief Financial Officer